19 3/18

S03/11/04 XV

04004818

NGE COMMISSION
D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

8-40208

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BANC ONE CAPITAL MARKETS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Bank One Plaza, Suite IL1-0482
(No. and Street)

Chicago	Illinois	60670-0482
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Romani — 312-732-6756
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive	Chicago	Illinois	60601
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

03-20

OATH OR AFFIRMATION

I, W. Robert Felker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of BANC ONE CAPITAL MARKETS, INC. as of December 31, 2003, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

W. Robert Felker
President and Chief Operating Officer

OFFICIAL SEAL
EULA MCCALLISTER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 05-15-06

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Subordinated Borrowings
- [ ] (g) Computation of Net Capital and Required Net Capital
- [ ] (h) Computation for Determination of the Reserve Requirements for Broker-Dealers Under SEC Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3
- [ ] (j) Schedule of Segregation Requirements and Funds in Segregation For Customers' Regulated Commodity Futures and Options Accounts Pursuant to Commodity Exchange Act
- [ ] (k) Schedule of Secured Amounts and Funds Held in Separate Accounts For Foreign Futures and Foreign Options Customers Pursuant to Commodity Exchange Act
- [ ] (l) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] (m) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (n) An Oath or Affirmation
- [ ] (o) A Copy of the SIPC Supplemental Report
- [ ] (p) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

BANC ONE CAPITAL MARKETS, INC.
(A Subsidiary of Bank One Corporation)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

Board of Directors
Banc One Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Banc One Capital Markets, Inc. (the Company) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Banc One Capital Markets, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2004

BANC ONE CAPITAL MARKETS, INC.
(A Subsidiary of Bank One Corporation)

Statement of Financial Condition

December 31, 2003

(In thousands, except for share data)

Assets		
Cash and cash equivalents	$	133,805
Cash and securities segregated under federal and other regulations		425,716
Receivable from broker-dealers and clearing organizations		155,621
Receivable from customers		105,611
Securities purchased under agreements to resell		6,543,037
Securities borrowed		4,376,500
Securities owned		735,185
Securities owned, pledged as collateral		7,768,523
Other assets		82,559
Total assets	$	20,326,557
Liabilities and Stockholder's Equity		
Payable to broker-dealers and clearing organizations	$	221,461
Payable to customers and non-customers		521,250
Securities sold under agreements to repurchase		15,861,928
Securities sold, not yet purchased		2,781,246
Other liabilities		153,354
Total liabilities		19,539,239
Stockholder's equity:		
Common stock, $10 par value; 100 shares authorized, issued, and outstanding		1
Additional paid-in capital		259,945
Retained earnings		527,372
Total stockholder's equity		787,318
Total liabilities and stockholder's equity	$	20,326,557

The accompanying notes are an integral part of this Statement of Financial Condition.

(1) Organization

Banc One Capital Markets, Inc. (BOCM) is a wholly owned subsidiary of Banc One Financial Corporation, which, in turn, is a wholly owned subsidiary of Bank One Corporation (Bank One). BOCM is a registered broker-dealer with the Securities and Exchange Commission (SEC); a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC); a member of the National Association of Securities Dealers (NASD), the National Futures Association (NFA), and various other domestic and foreign exchanges.

BOCM, in its fixed income business, is a primary dealer in U.S. Government securities and underwrites and deals in U.S. Government and agency obligations, corporate debt, state and municipal securities, mortgage and other asset-backed securities, money market instruments, and other financial instruments. BOCM also is engaged in the brokering of futures contracts, options on futures contracts, and equity products including options. Through its strengths and capabilities in origination, distribution, and risk management, BOCM provides integrated financial solutions to institutional clients and investors, including structured finance, investment grade and asset-backed securities underwriting and trading, leveraged finance, merger and acquisition advice, exchange listed derivatives, convertible debt, private debt and equity placement, public finance, syndicated finance, collateralized debt obligations, and credit research.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates in the Preparation of Financial Statements

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The presentation of the financial statements requires management to make estimates and assumptions that affect the amounts reported and disclosures. Actual results could differ from those estimates. Significant estimates made by management are discussed in the Notes to the Statement of Financial Condition, as applicable.

(b) Securities Transactions

Securities transactions are recorded on the trade date at fair value. Amounts receivable and payable on unsettled transactions are recorded net and are included in receivables/payables from/to broker-dealers and clearing organizations in the accompanying Statement of Financial Condition.

Customer securities and customer letters of credit are not reflected in the accompanying Statement of Financial Condition as BOCM does not have title to these assets. To satisfy margin requirements to various clearing organizations, exchanges, and brokers, BOCM may sell these securities or draw on these letters of credit to satisfy related customer receivable balances.

(c) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at their contractual amounts plus accrued interest. BOCM's policy is to

obtain possession of collateral with a market value equal to or greater than the principal amount loaned under resale agreements. BOCM monitors the market value of the underlying securities relative to the amounts due under the agreements and when necessary, requires prompt transfer of additional collateral or a reduction in the principal amounts loaned under the resale agreements in order to maintain contractual margin protection.

Substantially all repurchase and resale activities are transacted under master netting agreements that give BOCM the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. BOCM nets certain repurchase and resale agreement balances in the accompanying Statement of Financial Condition in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.*

(d) Securities Borrowed and Loaned

Securities borrowed and securities loaned are reported as collateralized financing transactions and are included in the accompanying Statement of Financial Condition at the amount of cash advanced or received in connection with the transaction plus accrued interest. Securities borrowed transactions facilitate the settlement process and require BOCM to deposit cash or other collateral with the lender. With respect to securities loaned, BOCM receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. BOCM monitors the market value of the securities borrowed and loaned against the collateral on a daily basis and additional cash or collateral is obtained or refunded as necessary.

(e) Exchange Memberships

Exchange memberships are recorded at cost, or if events or changes in circumstances indicated that the carrying amount may not be recoverable, at a lesser value that reflects the effects of the impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting For the Impairment or Disposal of Long-Lived Assets.*

(f) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(g) Income Taxes

BOCM is included in the consolidated Federal and certain combined or unitary state income tax returns of Bank One. BOCM's applicable income tax provisions are determined on the basis of a separate tax return calculation, and the amount of current tax liability or asset calculated is either remitted to or received from Bank One. The amount of current and deferred tax liabilities or assets are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. In accordance with the tax sharing agreement between BOCM and Bank One, BOCM records deferred tax balances which can be offset in the Bank One consolidated tax return and settles deferred balances or portions thereof when utilized in the Bank One consolidated or combined tax return.

(h) ***Carrying Amount of Financial Instruments***

Assets and liabilities that are considered financial instruments are either carried at fair value or are short-term or replaceable on demand and thus have carrying amounts that approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including resale agreements, securities borrowed, customer receivables, and certain other receivables. Similarly, BOCM's short-term liabilities, such as repurchase agreements, bank loans, customer and non-customer payables, and certain other payables are recorded at contractual amounts approximating fair value. These financial instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and, accordingly, their fair values are not materially affected by changes in interest rates.

The carrying amounts of resale agreements, repurchase agreements, and securities borrowed are based on dealer quotes. The estimated fair value of securities owned and securities sold, not yet purchased are generally based on quoted market prices or dealer quotes. The estimated fair value of derivative product assets and liabilities are recorded at either market value or, when market prices are not readily available, fair value, which is determined under an alternative approach, such as matrix or model pricing. The determination of market or fair value considers various factors including closing exchange or over-the-counter market price quotations, time value and volatility factors, price activity for equivalent or synthetic instruments, and counterparty credit quality.

The fair value of option contracts are recorded in securities owned and securities sold, not yet purchased, as appropriate. Open equity in futures and interest rate swap transactions is recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as appropriate.

Various derivative financial instruments, including options and interest rate swaps, are utilized for economic hedging purposes. The fair value of exchange traded option contracts are recognized gross in the accompanying Statement of Financial Condition. The unrealized gains and losses on interest rate swaps are recognized on a net basis, by counterparty, as allowed by contractual netting agreements, in the accompanying Statement of Financial Condition. The unrealized gains and losses for securities purchased and sold on a delayed settlement basis (delayed delivery contracts), mortgage-backed to-be-announced securities (TBA securities), and securities purchased and sold on a when-issued basis (when-issued securities) are recorded in securities owned in the accompanying Statement of Financial Condition. For additional discussion refer to note 13, Derivatives and Financial Instruments with Off-balance Sheet Risk.

(i) ***Recently Issued Accounting Pronouncements***

In November 2002, the FASB issued FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34,* which requires additional disclosures by the guarantor about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The

(In thousands)

required FIN No. 45 disclosures have been incorporated into note 14, Guarantees and Indemnifications. BOCM adopted FIN No. 45 effective January 1, 2003. The adoption of FIN No. 45 did not have a material impact on BOCM's financial position.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51*. This interpretation clarified the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued a revised FIN No. 46, *Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51*, which provides further guidance on the accounting for variable interest entities. Management has concluded that BOCM is not the primary beneficiary of these entities, and therefore BOCM did not consolidate the multi-seller conduits. As permitted by the revised FIN No. 46, Bank One applied the provisions of FIN No. 46 as of December 31, 2003 on a bank-wide basis. BOCM adopted FIN No. 46 effective December 31, 2003. The adoption of FIN No. 46 did not have a material impact on BOCM's financial position.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, *Accounting for Derivatives Instruments and Hedging Activities*. BOCM adopted SFAS No. 149 effective July 1, 2003. The adoption of SFAS No. 149 did not have a material impact on BOCM's financial position.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial condition certain financial instruments with characteristics of both liability and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument contains an obligation of the issuer. BOCM has not issued such financial instruments. BOCM adopted SFAS No. 150 effective July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on BOCM's financial position.

(j) ***Cash and Cash Equivalents***

Cash on deposit and highly liquid investments with original maturity of three months or less are considered cash and cash equivalents.

(3) Cash and Securities Segregated Under Federal and Other Regulations

Cash and cash margin deposits with clearing organizations and brokers of $33,294 and securities with a market value of $392,422 have been segregated under the Commodity Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. As of

(In thousands)

December 31, 2003, U.S. Treasury securities with a market value of $102,409, primarily collateralizing resale agreements, have been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with the SEC's Customer Protection Rule (Rule 15c3-3 under the Securities Exchange Act of 1934).

At December 31, 2003, BOCM held customer-owned securities with a market value of $105,773 and letters of credit with aggregate values of $25,500 from customers to satisfy margin requirements. Of these amounts, customer owned securities with a market value of $720 and customers' letters of credit of $15,500 were pledged to various clearing organizations, exchanges, and brokers to satisfy margin requirements. In addition, BOCM held customer owned exchange traded options purchased and sold with a market value of $239,630 and $130,113, respectively. BOCM does not record customer-owned options or securities in the accompanying Statement of Financial Condition..

(4) Receivable From and Payable To Broker-dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 28,071	$ 115,738
Receivable/payable from/to clearing organizations	59,499	259
Receivable/payable from/to clearing brokers	34,294	138
Unsettled trades, net	—	104,391
Other	33,757	935
Total	$ 155,621	$ 221,461

BOCM utilizes other financial institutions to facilitate the clearance of certain of its proprietary and customer transactions. The amounts payable to and receivable from clearing organizations and clearing brokers relates to the aforementioned clearing transactions.

(5) Receivable From and Payable To Customers and Non-customers

Receivable from and payable to customers and non-customers includes amounts due on cash and margin transactions. Securities owned by customers and non-customers are held as collateral for such receivables.

(6) Resale and Repurchase Agreements and Securities Borrowed and Loaned

BOCM enters into resale and repurchase agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, and to meet customers' needs. Under these agreements or transactions, BOCM either receives or provides collateral, including U.S. Government and agency, asset-backed, and corporate debt securities. BOCM receives collateral in connection with resale agreements, securities borrowing transactions, and customer margin loans. Under certain agreements, BOCM is permitted to sell or repledge these securities held as collateral and uses the securities to secure

(In thousands)

repurchase agreements, enter into securities lending transactions, or deliver to counterparties to cover short positions.

At December 31, 2003, the fair value of collateral accepted by BOCM that it is permitted by contract or custom to sell or repledge was $10,876,781, which consisted of $6,569,573 of the securities received as collateral under resale agreements and $4,307,208 of the securities received under securities borrowed transactions. Of these amounts, $10,390,603 was either sold or repledged at December 31, 2003. These repledged securities have been originally pledged by other institutional counterparties and have been primarily used as collateral for repurchase agreements. At December 31, 2003, there were no outstanding securities lending transactions.

(7) Securities Owned and Securities Sold, Not Yet Purchased

All securities owned that were pledged to counterparties that have the right, by contract or custom, to hypothecate these securities are classified as securities owned, pledged as collateral in the accompanying Statement of Financial Condition. Securities sold, not yet purchased, represent obligations of BOCM to deliver specified securities and thereby create a liability to purchase the security in the market at prevailing prices.

At December 31, 2003, securities owned and securities sold, not yet purchased (excluding securities segregated for regulatory purposes – see note 3, Cash and Securities Segregated Under Federal and Other Regulations) consisted of trading securities; the fair value and composition were as follows:

	Securities owned	Securities sold, not yet purchased
U.S. Government and agency obligations	$ 4,590,669	$ 1,962,115
State and municipal obligations	156,350	—
Commercial paper	959,988	—
Corporate debt	2,785,472	792,425
Other securities	11,229	26,706
	8,503,708	2,781,246
Less – securities owned, pledged as collateral	7,768,523	—
Total	$ 735,185	$ 2,781,246

Securities owned, exclusive of securities segregated under federal and other regulations (See note 3, Cash and Securities Segregated Under Federal and Other Regulations), having a market value of $80,973 have been utilized to meet certain requirements at various clearing organizations and exchanges.

(Continued)

(In thousands)

(8) Bank Loans

BOCM funds its securities inventory, operating expenses, and other working capital needs through its own capital base, short-term repurchase agreements, credit facilities, and lines of credit. BOCM has in place a committed revolving credit facility agreement with Bank One for an aggregate amount not to exceed $1,000,000. Through December 31, 2003, Bank One has advanced no monies to BOCM under this agreement. At December 31, 2003, BOCM's uncommitted lines of credit totaled $750,000 with non-affiliated banks. At December 31, 2003, there were no overnight borrowings under these lines of credit. BOCM also had available unsecured letters of credit facilities of $75,000 with non-affiliated banks of which $17,000 was outstanding at December 31, 2003. The outstanding letters of credit have been pledged to a clearing organization.

(9) Subordinated Borrowings

BOCM has revolving subordinated debt agreements with Bank One for aggregate amounts not to exceed $265,000. Any borrowings under these revolving subordinated debt agreements would be allowable in computing BOCM's regulatory net capital and would be subordinated to the claims of all present and future creditors. The loan agreements provide that no portion of debt can be repaid if such repayment would cause BOCM to fail to meet its regulatory net capital requirements. Through December 31, 2003, Bank One has advanced no monies to BOCM under these agreements.

(10) Net Capital Requirements

BOCM is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital. BOCM has elected to use the alternative method, permitted by the rule, which requires that BOCM maintain minimum net capital, as defined, equal to the greater of $250 or 2% of the aggregate debit balances arising from customer transactions, as defined. BOCM is also subject to the CFTC's minimum financial requirements (Regulation 1.17 of the Commodity Exchange Act), which require that BOCM maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2003, BOCM had net capital of $417,621, which was 251.08% of aggregate debit balances and $401,329 in excess of required net capital.

(11) Related–party Transactions

A portion of BOCM's business is transacted with Bank One and its subsidiaries. Certain services are provided between BOCM and affiliates under Intercompany Service Agreements (Agreements), for which BOCM pays or receives a fee. Under the Agreements, BOCM distributes short-term obligations of Bank One, Bank One N.A., Bank One Delaware N.A., and other affiliates on an agency basis. BOCM also provides advisory services to Bank One, N.A. customers. At December 31, 2003, BOCM had approximately $16,153 of receivables and $245 of payables related to the Agreements that are reflected in other assets and liabilities, respectively, in the accompanying Statement of Financial Condition.

In addition to its subordinated borrowings agreements with Bank One, BOCM has financing arrangements with Bank One to provide liquidity on an as-needed basis (See note 8, Bank Loans, and note 9, Subordinated Borrowings).

(Continued)

(In thousands)

BOCM executes securities transactions on behalf of certain affiliated companies acting in a broker capacity. These activities generate receivable and payable balances, which are included in receivables from and payables to broker-dealers, customers, and non-customers in the accompanying Statement of Financial Condition. At December 31, 2003, BOCM had receivables of $39,640 and payables of $58,104 relating to unsettled trades with affiliates. Additionally, BOCM had $817,341 in resale agreements and $614,112 in repurchase agreements with affiliates at December 31, 2003.

(12) Risk Management

Risk is an integral part of BOCM business and activities. BOCM's ability to properly and effectively manage risk is critical to its soundness and profitability. In the ordinary conduct of business, BOCM manages a variety of risks including market risk, credit risk, liquidity risk, operational risk, and legal and regulatory compliance risk. BOCM identifies, measures, monitors, and controls risk through various mechanisms and techniques, including risk management policies and procedures, management committees, and risk mitigation strategies such as hedging and requiring collateral/margin.

(a) Market Risk

Market risk is the risk of loss relating to a change in a financial instrument's value due to changes in inherent market variables such as interest rates, credit spreads, foreign currency exchange rates, equity and commodity prices, and other risks. All financial instruments and contractual commitments, including short sales, are subject to market risk. BOCM's exposure to market risk is determined by a number of factors including the size, duration, composition, and diversification of positions, as well as market volatility and liquidity.

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Credit spread risk stems from the likelihood that changes in the credit quality of an issue or issuer relative to a risk-free alternative (e.g., U.S. Treasury instruments) will impact the value of financial instruments. Currency risk is due to the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Equity and commodity price risk results from the potential of fluctuation in security prices for these and other instruments that derive their value from a particular stock, basket of stocks, or a stock index.

(b) Credit Risk

Credit risk is the risk of loss relating to an issuer or counterparty failing to perform its obligations under contractual terms. These obligations arise from the extension of credit in trading and financing activities, and from participation in payment and securities settlement transactions on BOCM's and its client's behalf.

Concentrations of credit risk result from BOCM's exposure to credit risk associated with its trading and other activities measured on an individual counterparty basis as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. At December 31, 2003, BOCM's most significant concentration of credit risk, directly from trading asset positions and indirectly from collateral for

financing agreements, was with the U.S. Government and its agencies. BOCM's most significant industry credit concentration is with affiliated and third party financial institutions – other broker-dealers, commercial banks and their holding companies, financing companies, insurance companies, and investment companies.

(c) ***Liquidity Risk***

Liquidity risk is the risk of loss of BOCM being unable to (1) fund the portfolio of assets at appropriate maturities and rates and (2) liquidate a position in a timely manner at a reasonable price. Liquidity risk arises in the general funding of BOCM's business and activities. The underlying principle of the SEC's Uniform Net Capital Rule, which all U.S.-registered broker-dealers are required to adhere to, is the capture and quantification of liquidity risk inherent in trading and other assets.

(d) ***Operational Risk***

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, or systems or from external events such as inaccurate pricing of transactions and positions, untimely trade execution, clearance, and/or settlement, or the inability to process certain financial instrument transactions or large volumes of transactions.

(e) ***Legal and Regulatory Compliance Risk***

Legal risk is the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of BOCM's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting or netting of mutual obligations. Legal risk also encompasses the risk of loss attributable to deficiencies in the documentation of transactions (e.g., trade confirmations). Regulatory compliance risk is the risk of loss due to BOCM's violations of, or non-conformance with, laws, rules, regulations, and prescribed practices in the normal course of conducting its business and activities.

(13) Derivatives and Financial Instruments with Off-balance Sheet Risk

As a securities broker-dealer, BOCM is engaged in various securities trading and brokerage activities that are not required to be reflected in the accompanying Statement of Financial Condition. To mitigate these risks, BOCM enters into various transactions involving derivatives and other financial instruments with off-balance sheet risk including exchange traded and over the counter options, financial futures contracts, TBA securities, when-issued securities, and swaps. These financial instruments are held for trading purposes, which include meeting the needs of clients and economically hedging proprietary trading activities, and are subject to varying degrees of market and credit risk.

Futures contracts, TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect transaction volume and activity and do not reflect the amount of risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures

(In thousands)

contracts generally do not have credit risk. The credit risk for TBAs, options, swaps, and when-issued securities is limited to the unrealized gains recorded in the accompanying Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

BOCM has certain other transactions that, in accordance with industry practice, were not recorded on the Statement of Financial Condition. At December 31, 2003, BOCM had borrowed securities and pledged securities against those borrowed securities.

In the normal course of business, BOCM's counterparty activities involve the execution, settlement, and financing of various counterparty securities transactions. These activities may expose BOCM to off-balance sheet risk in the event the counterparty is unable to fulfill its contractual obligations and BOCM has to purchase or sell the financial instrument underlying the contract at a loss.

At December 31, 2003, the contractual or notional amounts related to commitments to purchase and sell financial futures contracts were $9,000 and $16,396, respectively. The notional amounts related to commitments to purchase options on financial futures contracts and options on equity contracts were $5,500 and $55 respectively. The notional amount related to derivative swap contracts, for which Bank One is the counterparty, was $40,000.

Delayed delivery contracts with settlement dates of 30 days or more are recorded on the accompanying Statement of Financial Condition, with the resulting net payable recorded in payable to broker-dealers and clearing organizations. The amount of delayed delivery contracts over 30 days comprised of municipal and mortgage backed securities, aggregated $5 of sales, net. The carrying amounts of resale agreements, repurchase agreements, and bonds borrowed terminating in over 30 days as of December 31, 2003 were $3,206,762, $2,133,986, and $1,024,092, respectively. BOCM also bears market risk for unfavorable changes in the price of securities sold, not yet purchased.

BOCM's principal exposure to credit risk is associated with customers not fulfilling their contractual obligations that can be directly impacted by volatile trading markets. Receivables from and payables to brokers-dealers, customers, and non-customers includes unsettled trades which may expose BOCM to credit and market risk in the event the counterparty is unable to fulfill its contractual obligations. A substantial portion of BOCM's transactions are collateralized and executed with and on behalf of institutional investors, including other brokers, dealers, and financial services companies.

(14) Guarantees and Indemnifications

Under certain exchange or clearinghouse membership agreements, members are generally required to guarantee the performance of other members by meeting any shortfalls in the event a member becomes unable to satisfy its obligation to the exchange or clearinghouse. To mitigate this risk, the exchanges and clearinghouses typically require its members to deposit collateral with them. BOCM's maximum potential liability under these arrangements cannot be quantified. However, the potential for BOCM to be required to make payments under the arrangements is unlikely. Accordingly, no contingent liability is recorded in the accompanying Statement of Financial Condition.

(In thousands)

BOCM clears and executes futures contracts, options on futures contracts, and equity products including options for the accounts of its customers. As such, BOCM deposits performance bond collateral with the applicable clearing organizations to fulfill the obligations of its customers' performance under these contracts. To reduce its operational risk, BOCM requires its customers to meet, at a minimum, the margin requirements established by each exchange on which the contract is traded. This margin is a good faith deposit from the customer. To minimize its market and credit risks, BOCM adjusts the amount of margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, BOCM may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2003 are adequate to mitigate the risk of material loss.

(15) Income Taxes

The temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 2003 are primarily related to fixed asset depreciation. At December 31, 2003, BOCM had a net deferred tax liability of $814, which is included in other liabilities in the accompanying Statement of Financial Condition.

At December 31, 2003, BOCM had a net current Federal tax receivable of $12,415 and a net current state tax liability of $6,357, which are included in other assets and other liabilities, respectively, in the accompanying Statement of Financial Condition.

(16) Employee Compensation and Benefits

BOCM's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by Bank One. Additionally, BOCM employees receive annual incentive compensation based on their performance and Bank One's consolidated operating results.

A noncontributory defined benefit pension plan covers most regular employees of Bank One and its subsidiaries, including employees of BOCM. In addition, Bank One sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory. There are no separate plans solely for employees of BOCM. The pension expense as well as postretirement health care and life insurance benefit expense for BOCM is determined by an intercompany charge from Bank One.

(17) Commitments and Contingencies

From time to time, BOCM has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on BOCM's financial position.

(Continued)

(In thousands)

In the normal course of business, BOCM enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2003, and were subsequently settled, had no material effect on BOCM's financial position.

At December 31, 2003, BOCM had commitments to enter into Resale and Repurchase agreements aggregating $1,200,000 and $900,000, respectively.

(18) Subsequent Event

On January 14, 2004, Bank One announced an agreement to merge with J.P. Morgan Chase & Co. in a strategic business combination establishing the second largest banking franchise in the United States, based upon core deposits. The combined entity will have total assets of approximately $1.1 trillion.

The agreement provides for a stock-for-stock merger in which 1.32 shares of J.P. Morgan Chase & Co. common stock will be exchanged, on a tax-free basis, for each share of Bank One common stock. This transaction is expected to close in mid-2004 pending regulatory and shareholder approvals.